Exhibit 99.1

MOGU Announces First Quarter Fiscal Year 2020 Unaudited Financial Results

- Live Video Broadcast Business Continued to Generate Triple-Digit Growth

- Live Video Broadcast-associated GMV Contribution Jumped Significantly, Accounting for 32% of Total GMV

- Live Video Broadcast Business Expands into Cosmetics, Jewelry, Home Goods & Lifestyle Categories

HANGZHOU, China, August 26, 2019 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading online fashion and lifestyle destination in China, today announced its unaudited financial results for the first quarter of fiscal year 2020 ended June 30, 2019.

Mr. Qi Chen, Chairman and Chief Executive Officer of MOGU, commented, “We continued to make significant and exciting progress towards fulfilling our goal of becoming a key opinion leader (“KOL”)-driven innovative fashion and lifestyle destination with an upgraded fashion supply chain. This was highlighted by our highly-engaging live video broadcast (“LVB”) business which continued to generate triple-digit growth during the quarter. As a pioneer in the fashion LVB sector, we are thrilled to see its popularity continue to grow rapidly among our users and its contribution to GMV jump to 31.5% of total GMV during the quarter, nearly double that from a year ago. We continue to strengthen our position and build out our competitive advantages in the fashion LVB sector by attracting more fashion and lifestyle KOLs from diverse backgrounds and with a wider variety of talents. We also extended our LVB business into more categories including cosmetics, jewelry, home goods and lifestyle products and incorporated other creative fashion content to expand our addressable market.”

“In China, LVB is quickly becoming one of the most popular and effective content formats to drive user engagement and sales conversion, especially in the fashion sector. This has validated and strengthened our commitment to rapidly expand our LVB business and KOL-centered fashion and lifestyle platform to scale. To do so, we are implementing three key strategies. First, we are enhancing the infrastructure and support we offer through our LVB business, which is already one of the most comprehensive and established in the industry. This includes new value-added services for LVB hosts such as supply chain and brand building support, tailored user traffic support, host training, developing cutting-edge LVB tools, and integrating a transaction system and CRM. Second, we will leverage our enhanced infrastructure to significantly increase the total number of active LVB hosts and broadcast hours per day. Lastly, we are developing diversified and innovative monetization tools to help attract KOLs and foster their creativity.”

“We are confident that we will capture the enormous opportunities that this sector is continuing to generate. Executing these strategies successfully will enable us to drive long-term growth through our KOL-driven fashion and lifestyle destination and help us achieve our goal of growing LVB-associated GMV to account for a majority of total GMV within the next 12 months.”

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Ms. Helen Wu, Chief Financial Officer of MOGU, commented, “Total revenues were RMB248.9 million during the quarter, mainly driven by commission revenues which increased 10.0% year-over-year to RMB129.4 million and largely offset the 12.3% year-over-year decrease in marketing revenues. The increase in commission revenues was driven by growth in our LVB business and higher commission rates. We expect our commission rate will continue to improve as we increase LVB operational efficiency, continue to expand our prime service offerings, and restructure and upgrade our marketplace business. Going forward, we expect commission revenues to continue driving total revenues and our LVB business grows to account for a more significant portion of our business.”

First Quarter Fiscal Year 2020 Highlights

•

Gross Merchandise Value (GMV1) for the first quarter of fiscal year 2020 was 4,172 million, an increase of 2.6% year-over-year. GMV for the twelve-month period ended June 30, 2019 was RMB17,514 million (US$2,551.2 million2), an increase of 12.4% year-over-year.

•

Live Video Broadcast business continued to grow strongly with associated GMV for the first quarter of fiscal year 2020 increasing 102.7% year-over-year to RMB1,315 million, and average mobile MAUs who clicked on a LVB in the quarter increasing 40.6% year-over-year. LVB associated GMV contributed 31.5% of total GMV during the quarter, nearly double from 16.0% in the same quarter last year. Active buyers of LVB business in the twelve-month period ended June 30, 2019 grew 90.4% year-over-year to 2.7 million.

•

Total revenues for the first quarter were RMB248.9 million (US$36.3 million), a decrease of 2.8% year-over-year. Commission revenues grew 10.0% year-over-year while marketing revenues decreased 12.3% year-over-year.

•	Active buyers[3] in the twelve-month period ended June 30, 2019 reached 32.7 million, an increase of 6.3% compared to the same period last year.

First Quarter Fiscal Year 2020 Financial Results

Total revenues decreased by 2.8% to RMB248.9 million (US$36.3 million) from RMB255.9 million during the same quarter of fiscal year 2019. The increase in commission revenues was offset by the decreases in marketing services revenues and other revenues.

•

Commission revenues increased by 10.0% to RMB129.4 million (US$18.8 million) from RMB117.6 million in the same period of fiscal year 2019, primarily attributable to an increase in LVB-associated GMV and an increase in commission rate.

•

Marketing services revenues decreased by 12.3% to RMB89.2 million (US$13.0 million) from RMB101.8 million in the same period of fiscal year 2019. The decrease was primarily due to growth in the LVB businesses which affected the amount of marketing service properties available on MOGU’s platform and a decrease in the total number of merchants as a result of the ongoing optimization and upgrade of merchants structure on the Company’s platform to improve overall quality.

[1]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

[2]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2019, which was RMB6.8650 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[3]

“Active buyers” refers to registered user accounts that placed one or more orders on MOGU’s platform in a given period, regardless of whether the products are sold, delivered or returned. If a buyer registered two or more user accounts on MOGU’s platform and placed orders on its platform through each of those registered user accounts, the number of active buyers would, under this methodology, be counted as the number of registered user accounts that such buyer used to place the orders.

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•

Other revenues decreased by 17.3% to RMB30.2 million (US$4.4 million) from RMB36.6 million in the same period of fiscal year 2019, primarily due to a decrease in the technology supporting services the Company provided to a newly established equity investee during the same quarter in last fiscal year which has since then gradually expanded its back office technology supporting functions.

Total costs and expenses decreased by 4.9% to RMB354.2 million (US$51.6 million) from RMB372.5 million in the same period of fiscal year 2019, primarily due to the decreases in costs of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses, which were partially offset by an increase in amortization of intangible assets.

Cost of revenues decreased by 17.3% to RMB60.6 million (US$8.8 million) from RMB73.3 million in the same period of fiscal year 2019, primarily due to a decrease in payroll costs, including a reversal of share-based compensation expenses previously recognized as a result of headcount optimization, which was partially offset by an increase in IT-related expenses associated with the LVB business.

Sales and marketing expenses decreased by 12.8% to RMB145.0 million (US$21.1 million) from RMB166.2 million in the same period of fiscal year 2019, primarily due to lower spending on user acquisition expenses and user incentive program.

Research and development expenses decreased by 10.9% to RMB56.2 million (US$8.2 million) from RMB63.1 million in the same period of fiscal year 2019, primarily due to a decrease in payroll costs which were in line with a decrease in headcounts as a result of headcount optimization.

General and administrative expenses decreased by 6.6% to RMB34.2 million (US$5.0 million) from RMB36.6 million in the same period of fiscal year 2019, primarily due to a decrease in payroll costs, including share-based compensation expenses, which were in line with a decrease in headcounts as a result of headcount optimization.

Amortization of intangible assets increased by 130.3% to RMB64.5 million (US$9.4 million) from RMB28.0 million in the same period of fiscal year 2019, primarily due to an increase in the amortization of intangible assets recorded as a result of the business cooperation agreement that MOGU entered into with Tencent in July 2018.

Loss from operations was RMB105.3 million (US$15.3 million), compared to loss from operations of RMB116.5 million in the same period of fiscal year 2019.

Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB120.5 million (US$17.6 million), compared to a net loss attributable to MOGU Inc’s ordinary shareholders of RMB309.3 million in the same period of fiscal year 2019.

Adjusted EBITDA4 was negative RMB25.3 million (US$3.7 million), compared to negative RMB58.9 million in the same period of fiscal year 2019.

[4]

Adjusted EBITDA represents net loss before (i) interest income, gain on deconsolidation of a subsidiary, income tax benefits, gain from investment disposals and share of results of equity investee, and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

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Adjusted net loss5 was RMB42.3 million (US$6.2 million), compared to adjusted net loss of RMB74.9 million in the same period of fiscal year 2019.

Basic and diluted loss per ADS were RMB1.12 (US$0.16) and RMB1.12 (US$0.16), respectively, compared with RMB13.49 and RMB13.49, respectively, in the same period of fiscal year 2019. One ADS represents 25 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB1,462.4 million (US$213.0 million) as of June 30, 2019, compared with RMB1,489.7 million as of March 31, 2019.

Conference Call

MOGU’s management will host an earnings conference call at 7:30 AM U.S. Eastern Time on Monday, August 26, 2019 (7:30 PM Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1 647 689 5649
Mainland China, North:	+86 108 007 141 191
Mainland China, South:	+86 108 001 401 195
United States:	+1 877 824 0239
Hong Kong:	+852 800 901 563
Passcode:	Mogu

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on September 2, 2019.

Dial-in numbers for the replay are as follows:

International:	+1 416 621 4642
United States:	+1 800 585 8367
Passcode:	7378575

A live and archived webcast of the conference call will be available on the Investor Relations section of MOGU’s website at http://ir.mogu-inc.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net profit/(loss), as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, gain on deconsolidation of a subsidiary, income tax benefits, gain from investment disposals, share of results of equity investee, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net profit/(loss) as net loss excluding gain of deconsolidation of a subsidiary, gain from investment disposals, share-based compensation expenses, amortization of intangible assets, and adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[5]

Adjusted net loss represents net loss excluding (i) gain of deconsolidation of a subsidiary, (ii) gain from investment disposals, (iii) share-based compensation expenses, (iv) amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non -GAAP Results” at the end of this press release.

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The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading online fashion and lifestyle destination in China. MOGU provides young people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. Through innovative use of content, MOGU’s platform provides a vibrant and dynamic community for people to discover and share the latest fashion trends with others, and offers users a truly comprehensive shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Sean Zhang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of June 30,
	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,276,710	1,137,609	165,711
Restricted cash	1,006	806	117
Short-term investments	212,000	324,000	47,196
Inventories, net	5,042	5,045	735
Loan receivables, net	120,901	120,331	17,528
Prepayments and other current assets	161,249	155,639	22,671
Amounts due from related parties	1,789	542	79

Total current assets	1,778,697	1,743,972	254,037

Non-current assets:
Property, equipment and software, net	11,975	13,561	1,975
Intangible assets, net	1,001,967	967,251	140,896
Goodwill	1,568,653	1,568,653	228,500
Investments	241,721	219,203	31,931
Other non-current assets	763	763	111

Total non-current assets	2,825,079	2,769,431	403,413

Total assets	4,603,776	4,513,403	657,450

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,989	20,594	3,000
Salaries and welfare payable	22,112	37,695	5,491
Advances from customers	1,177	484	71
Taxes payable	5,844	6,616	964
Amounts due to related parties	9,393	7,321	1,066
Accruals and other current liabilities	492,385	438,713	63,905
Total current liabilities	548,900	511,423	74,497

Non-current liabilities:
Deferred tax liabilities	2,485	2,485	362
Other non-current liabilities	4,722	4,500	655

Total non-current liabilities	7,207	6,985	1,017

Total liabilities	556,107	518,408	75,514

Shareholders’ equity
Ordinary shares	177	179	25
Treasury stock	—	(3,483)	(507)
Statutory reserves	2,475	2,475	361
Additional paid-in capital	9,392,737	9,411,067	1,370,876
Accumulated other comprehensive income	77,795	130,798	19,053
Accumulated deficit	(5,425,515)	(5,546,041)	(807,872)

Total MOGU Inc. shareholders’ equity	4,047,669	3,994,995	581,936

Total shareholders’ equity	4,047,669	3,994,995	581,936

Total liabilities and shareholders’ equity	4,603,776	4,513,403	657,450

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended June 30,
	2018	2019
	RMB	RMB	US$
Net revenues
Commission revenues	117,579	129,382	18,847
Marketing services revenues	101,789	89,244	13,000
Other revenues	36,559	30,236	4,404

Total revenues	255,927	248,862	36,251
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(73,312)	(60,604)	(8,828)
Sales and marketing expenses	(166,154)	(144,961)	(21,116)
Research and development expenses	(63,069)	(56,182)	(8,184)
General and administrative expenses	(36,616)	(34,216)	(4,984)
Amortization of intangible assets	(27,994)	(64,469)	(9,391)
Other (expenses)/income, net	(5,313)	6,257	911

Loss from operations	(116,531)	(105,313)	(15,341)
Interest income	7,897	8,383	1,221

Loss before income tax and share of results of equity investees	(108,634)	(96,930)	(14,120)
Income tax benefits/(expenses)	4,978	(337)	(49)
Share of results of equity investee	(18,995)	(23,259)	(3,388)

Net loss	(122,651)	(120,526)	(17,557)

Net loss attributable to MOGU Inc.	(122,651)	(120,526)	(17,557)
Accretion on convertible redeemable preferred shares to redemption value	(186,656)	—	—
Net loss attributable to MOGU Inc’s ordinary shareholders	(309,307)	(120,526)	(17,557)

Net loss	(122,651)	(120,526)	(17,557)
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	46,016	53,381	7,776
Share of other comprehensive income/(loss) of equity method investee	881	(378)	(55)
Unrealized securities holding gains, net of tax	3,416	—	—

Total comprehensive loss	(72,338)	(67,523)	(9,836)

Total comprehensive loss attributable to MOGU Inc.	(72,338)	(67,523)	(9,836)

Net loss attributable to MOGU Inc’s ordinary shareholders	(309,307)	(120,526)	(17,557)

Net loss per share attributable to ordinary shareholders
Basic	(0.54)	(0.04)	(0.01)
Diluted	(0.54)	(0.04)	(0.01)
Net loss per ADS
Basic	(13.49)	(1.12)	(0.16)
Diluted	(13.49)	(1.12)	(0.16)
Weighted average number of shares used in computing net loss per share
Basic	573,149,236	2,684,416,390	2,684,416,390
Diluted	573,149,236	2,684,416,390	2,684,416,390
Share-based compensation expenses included in:
Cost of revenues	3,718	(2,959)	(431)
General and administrative expenses	14,782	9,314	1,357
Sales and marketing expenses	2,431	2,773	404
Research and development expenses	4,607	4,608	671

	25,538	13,736	2,001

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the three months ended June 30,
	2018	2019
	RMB	RMB	US$
Net cash used in operating activities	(17,573)	(29,879)	(4,352)
Net cash used in investing activities	(56,623)	(119,149)	(17,356)
Net cash provided by/(used in) financing activities	992	(6,807)	(992)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	37,412	16,534	2,408
Net decrease in cash and cash equivalents and restricted cash	(35,792)	(139,301)	(20,292)
Cash and cash equivalents and restricted cash at beginning of period	1,225,397	1,277,716	186,120

Cash and cash equivalents and restricted cash at end of period	1,189,605	1,138,415	165,828

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MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the three months ended June 30,
		2018	2019
		RMB	RMB	US$
	Net loss	(122,651)	(120,526)	(17,557)

Add:	Share of result of equity investees	18,995	23,259	3,388
Less:	Income tax (benefits)/expenses	(4,978)	337	49
Less:	Interest income	(7,897)	(8,383)	(1,221)

	Loss from operations	(116,531)	(105,313)	(15,341)

Add:	Share-based compensation expenses	25,538	13,736	2,001
Add:	Amortization of intangible assets	27,994	64,469	9,391
Add:	Depreciation of property and equipment	4,110	1,839	268

	Adjusted EBITDA	(58,889)	(25,269)	(3,681)

	Net loss	(122,651)	(120,526)	(17,557)

Add:	Share based compensation	25,538	13,736	2,001
Add:	Amortization of intangible assets	27,994	64,469	9,391
Less:	Adjusted for tax effects	(5,817)	—	—

	Adjusted net loss	(74,936)	(42,321)	(6,165)

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